Filed by Rogue Wave Software, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities and Exchange Act of 1934

Subject Company: Rogue Wave Software, Inc.

Commission File No. 0-28900

FOR IMMEDIATE RELEASE

Contact:

Anita Wehnert

Rogue Wave Software, Inc.

Phone: 303-545-3158

E-mail: anita@roguewave.com

ROGUE WAVE SOFTWARE SALES MOMENTUM CONTINUES TO GROW FROM NEW

TECHNOLOGY OFFERINGS

Company’s Emergence as a Provider of Service-Oriented Architecture

Solutions Facilitates New Era of Expansion

BOULDER, Colo., November 5, 2003 — The growing adoption of the service-oriented architecture (SOA) paradigm continues to fuel demand for new solutions from Rogue Wave Software, Inc. (Nasdaq: RWAV), a leading provider of reusable software components and services that facilitate application development. Prominent companies such as Deutsche Bank, ING, and Verizon have selected Rogue Wave’s Lightweight Enterprise Integration Framework (LEIF) to help them quickly integrate business-critical C++ applications into a SOA.

SOA is an emerging, service-based application architecture where full-scale functionality is achieved through the connection of multiple, network-enabled services. The agility of this type of architecture enables companies to incrementally and cost-effectively expand application functionality as business needs change. By providing a comprehensive solution for fabricating services in C++, Rogue Wave’s LEIF allows organizations to leverage their investment in traditional C++ applications while reaping the rewards of a SOA.

“The demand for LEIF continues to expand in a variety of key industries, notably financial services, telecommunications, and technology,” said Thomas Gaunt, Rogue Wave’s vice president of North American sales. “Customers in these industries are adopting SOA and have an immediate need to integrate their existing C++-based applications with other technologies such as Java and .NET in this environment. We’re pleased to see them turning to Rogue Wave’s next generation products to extend the life of these assets with XML and Web services.”

Pioneer Investment Management, a leading global investment manager, used LEIF to expose C++ risk calculation libraries to Java and .NET clients, forming the basis of a distributed risk management system. “LEIF enabled Pioneer Investments to maximize our critical C++ assets, while laying the foundation for the emerging technologies we need to stay competitive and productive,” said Tom Walsh, Senior C++ Consultant for Financial Engineering at Pioneer.

Other Rogue Wave Software customers who have adopted LEIF include: London Clearing House, Global Movies Direct, HSBC, Bottomline Technologies, Abbey plc, and New York Mercantile Exchange.

For more information on LEIF, visit the Rogue Wave website at http://www.roguewave.com/products/leif.

About Rogue Wave Software, Inc.

Rogue Wave Software, Inc. (Nasdaq: RWAV) is a leading provider of reusable software components and services that facilitate application development. Today, more than 300,000 developers at some of the world’s leading companies use Rogue Wave products to develop enterprise-level applications. With headquarters in Boulder, Colo., Rogue Wave has offices located throughout the United States and Europe and can be found on the Internet at www.roguewave.com.

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Rogue Wave is a registered trademark of Rogue Wave Software, Inc. All other trademarks are the property of their respective owners.

This release may contain projections or other forward-looking statements regarding future events or the future financial performance of the company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Rogue Wave with the SEC, specifically the most recent reports on Form 10-K and 10-Q, including amendments thereto, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with acquisition strategy, dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, rapid technological and market change, manufacturing and sourcing risks, Internet infrastructure and regulation, international operations, volatility of stock price, financial risk management, and potential volatility in operating results, among others.